Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Three Months Ended March 31, 2018
(millions of dollars)
Earnings, as defined:
Net income	$3,831.1
Income taxes	1,248.9
Fixed charges included in the determination of net income, as below	247.9
Amortization of capitalized interest	7.8
Distributed income of equity method investees	84.4
Less equity in earnings of equity method investees	197.1
Total earnings, as defined	$5,223.0

Fixed charges, as defined:
Interest expense	$226.0
Rental interest factor	15.8
Allowance for borrowed funds used during construction	6.1
Fixed charges included in the determination of net income	247.9
Capitalized interest	16.8
Total fixed charges, as defined	$264.7

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	19.73
————————————

(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.